B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2017
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 2, 2017 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2017, which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2016. All amounts are expressed in United States dollars, unless otherwise stated.

Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

Consolidated gold revenue in the first quarter of 2017 was $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce compared to $144.3 million on sales of 120,899 ounces at an average price of $1,193 per ounce in the first quarter of 2016.

Consolidated gold production in the first quarter of 2017 was 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the first quarter of 2016. Gold production from the Company’s Masbate, Otjikoto and La Libertad mines all exceeded expectations. The Otjikoto Mine had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The Masbate Mine also continued its strong operational performance producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior year quarter.

In the first quarter of 2017, consolidated cash operating costs1 were $564 per ounce, $80 per ounce or 12% less than budget but $65 per ounce or 13% more than the first quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines and slightly lower fuel costs at all sites. Consolidated cash operating costs in the first quarter of 2017 were higher than the first quarter of 2016 mainly due to higher production costs including higher fuel unit costs as well as a significantly weaker Namibian dollar/US dollar foreign exchange rate. All-in sustaining costs2 for the three months ended March 31, 2017 were $889 per ounce compared to budget of $1,151 per ounce and $874 per ounce for the prior year quarter, with reductions compared to budget driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted sustaining capital expenditures at several mine sites during the quarter: Otjikoto Mine prestripping costs were $1.8 million lower than budget due to lower costs and lower than expected strip ratios for the quarter; and the Masbate Mine mobile equipment purchases were $5.8 million lower than budget (timing differences only - expected to be incurred later in 2017).

___________________________

1 “Cash operating costs” is a non-IFRS measure; for a description of how this measure is calculated and reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures”.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how this measure is calculated and reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures”.

For the first quarter of 2017, the Company recorded a net loss of $4.6 million (negative $0.01 per share) compared to a net income of $6.7 million ($0.01 per share) in the first quarter of 2016. The Company had an adjusted net income3 of $19.4 million ($0.02 per share) for the first quarter of 2017 compared to adjusted net income of $18.9 million ($0.02 per share) in the first quarter of 2016.

On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility banking syndicate. Upon the completion of the loan documentation, the aggregate amount of the revolving credit facility will be increased from $350 million to $425 million.

In March 2017, the Company entered into additional prepaid sales (“Prepaid Sales”) contracts totalling $15 million for delivery of 12,780 ounces of gold for delivery between January 31, 2019 and May 20, 2019 replacing the Prepaid Sales ounces delivered into during the first quarter. Subsequent to March 31, 2017, the Company entered into further Prepaid Sales contracts totalling $7.5 million for delivery of 6,263 ounces of gold for delivery between January 31, 2019 and May 20, 2019.

Fekola Project capital expenditures in the first quarter of 2017 totalled $67.8 million versus a construction budget of $65.3 million. Expenditures on the Fekola Project to date are $438.9 million including $41 million of preconstruction expenditures compared with a budget to date of $441.7 million. The project remains on schedule and on budget.

As at March 31, 2017, the Company remained in a solid financial position with working capital of $62.1 million including unrestricted cash and cash equivalents of $103.2 million. In addition, the Company has $150 million of undrawn capacity on its revolving credit facility and Euro 46.7 million of undrawn capacity on its Fekola equipment loan facility.

For 2017, B2Gold is projecting another solid year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Based on Fekola’s current mine construction progress, the Fekola Project is on schedule and is planning for an October 1, 2017 production start. Consistent with prior years, 2017 consolidated gold production is not scheduled to be evenly distributed across the four quarters. Gold production in 2017 is anticipated to be weighted towards the second half of the year (57%) due to the anticipated start-up of Fekola in October 2017 combined with lower expected average strip ratios in the second half. Cash operating costs per ounce and all-in sustaining costs per ounce are expected to be lower in the second half of 2017 compared to the first-half, reflecting higher expected gold production, lower expected average strip ratios, and lower capital expenditures in the second half.

In 2017, consolidated cash operating costs (including the Fekola pre-commercial production period) are expected to be between $610 and $650 per ounce (2016 revised guidance range was between $500 and $535 per ounce). The expected increase over 2016 reflects the impact of higher projected operating strip ratios at Masbate and Otjikoto, higher projected fuel prices, and lower projected production from Masbate. Consistent with the forecast production weighting between H1 and H2, in the first half of 2017, consolidated cash operating costs are expected to be in the range of $670 to $690 per ounce and are expected to decrease in the second half of 2017 to between $584 and $604 per ounce.

Consolidated all-in sustaining costs for 2017 (including the Fekola pre-commercial production period) are expected to be between $940 and $970 per ounce (2016 revised guidance range was $780 to $810 per ounce). The expected increase reflects higher anticipated cash operating costs per ounce as well as higher expected capitalized prestripping costs and other capital expenditures. In comparison to 2016, 2017 forecast sustaining capital expenditures are higher as a result of Masbate’s planned mining fleet replacement and expansion, and as a result of anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019). Consistent with the forecast production weighting between H1 and H2, in the first half of 2017, consolidated all-in sustaining costs are expected to be in the range of $1,148 to $1,168 per ounce and are expected to decrease in the second half of 2017 to between $795 and $815 per ounce.

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3“Adjusted net income” is a non-IFRS measure; for a description of how this measure is calculated and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures”.

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecasted longer term cash operating costs per ounce and all-in sustaining costs per ounce. For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

The Company believes that with its current financing arrangements, coupled with operating cash flows from its existing mine operations, it has adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended
	March 31
	2017	2016

Gold revenue ($ in thousands)	146,256	144,252

Net (loss) income ($ in thousands)	(4,557)	6,651

Earnings (loss) per share – basic(1) ($/share)	(0.01)	0.01

Earnings (loss) per share – diluted(1) ($/share)	(0.01)	0.01

Cash flows provided by operating activities(2) ($ in thousands)	39,599	171,553

Gold sold (ounces)	119,937	120,899

Average realized gold price ($/ounce)	1,219	1,193

Gold produced (ounces)	132,736	127,844

Cash operating costs(3) ($/ounce gold)	564	499

Total cash costs(3) ($/ounce gold)	607	545

All-in sustaining costs(3) ($/ounce gold)	889	874

Adjusted net income (3) ($ in thousands)	19,357	18,872

Adjusted earnings per share (3) – basic ($)	0.02	0.02

(1) Attributable to the shareholders of the Company.
(2) Cash flows provided by operating activities for the period ended March 31, 2016 included $120 million in proceeds from Prepaid Sales transactions.
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

First quarter 2017 and 2016

Revenue

Consolidated gold revenue in the first quarter of 2017 was $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce compared to $144.3 million on sales of 120,899 ounces at an average price of $1,193 per ounce in the first quarter of 2016. The 1% increase in gold revenue was mainly attributable to a 2% increase in the average realized gold price, partially offset by a 1% decrease in gold sales volume. The decrease in gold sales volume was due to the timing of gold shipments.

Consolidated gold revenue in the first quarter of 2017 included $15 million related to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. Proceeds for the Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales ounces are delivered into. During the quarter, 12,908 ounces of gold were delivered under these contracts.

In the first quarter of 2017, the Otjikoto Mine accounted for $47.7 million (Q1 2016 - $45.2 million) of gold revenue from the sale of 38,829 ounces (Q1 2016 – 38,199 ounces). The Masbate Mine accounted for $60.0 million (Q1 2016 - $53.1 million) of gold revenue from the sale of 49,000 ounces (Q1 2016 – 44,300 ounces), the Libertad Mine accounted for $31.1 million (Q1 2016 - $33.2 million) of gold revenue from the sale of 25,280 ounces (Q1 2016 – 27,700 ounces) while $8.4 million (Q1 2016 - $12.8 million) was contributed by the Limon Mine from the sale of 6,828 ounces (Q1 2016 – 10,700 ounces).

Production and operating costs

Consolidated gold production in the first quarter of 2017 was 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the first quarter of 2016. Gold production from the Company’s Masbate, Otjikoto and La Libertad mines all exceeded expectations. The Otjikoto Mine had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The Masbate Mine also continued its strong operational performance producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior year quarter.

In the first quarter of 2017, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $564 per ounce, $80 per ounce or 12% less than budget but $65 per ounce or 13% more than the first quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines and slightly lower fuel costs at all sites compared to budget. Consolidated cash operating costs in the first quarter of 2017 were higher than the first quarter of 2016 mainly due to higher production costs including higher fuel unit costs as well as a significantly weaker Namibian dollar/US dollar foreign exchange rate. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2017 were $889 per ounce compared to budget of $1,151 per ounce and $874 per ounce for the prior year quarter, with reductions compared to budget driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted sustaining capital expenditures at several mine sites during the quarter: Otjikoto Mine prestripping costs were $1.8 million lower than budget due to lower costs and lower than expected strip ratios for the quarter; and the Masbate Mine mobile equipment purchases were $5.8 million lower than budget (timing differences only - expected to be incurred later in 2017).

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $36.4 million in the first quarter of 2017 compared to $34.3 million in the same period in 2016. The increase in depreciation expense was mainly due to a 7% increase in the depreciation charge per ounce of gold sale which was partially offset by a 1% decrease in the gold ounces sold. The depreciation charge per ounce of gold sold for the first quarter of 2017 increased to $303 per ounce of gold sold compared to $284 per ounce of gold sold in the comparative quarter. The increase in the depreciation charge per ounce of gold sold is the result of additional write-offs of capitalized depreciation in inventory at El Limon Mine and the decrease in the recoverable ounces used for La Libertad’s assets depreciated using the unit-of-production method.

Other

General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A for the first quarter of 2017 of $7.4 million was consistent with the first quarter of 2016 of $7.5 million.

Share-based payment expense for the first quarter of 2017 was $1.6 million compared to $5.4 million in the comparable period of 2016. The $3.8 million decrease was a result of timing of option grants (0.4 million options granted in the first quarter of 2017 compared to 12.3 million options granted in the first quarter of 2016).

During the three months ended March 31, 2017, capitalized exploration costs totalling $1.4 million were written off relating to regional properties in Namibia that are no longer being pursued.

The Company’s results for the first quarter of 2017 included a non-cash mark-to-market loss of $14.5 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $6.0 million in the first quarter of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At March 31, 2017, the convertible notes were trading at 106.8% of par value compared with 100.8% at December 31, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.79 at March 31, 2017 from C$3.19 at December 31, 2016.

The Company reported $2.1 million (net of capitalized interest) in interest and financing expense during the first quarter of 2017 as compared with $3.0 million in the first quarter of 2016. The decrease in interest expense was due to higher capitalized interest during the first quarter of 2017 resulting from higher qualifying cumulative Fekola Project construction costs incurred to which capitalized interest costs may be attributed. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended March 31, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $4.8 million (Q1 2016 – $1.8 million).

For the three months ended March 31, 2017, the Company recorded $5.3 million (Q1-2016 - $9.5 million) of unrealized losses on derivative instruments. The net unrealized loss of $5.3 million was comprised of an unrealized loss of $2.5 million on gold derivative instruments and an unrealized loss of $2.8 million on the Company’s forward fuel price contracts. For the three months ended March 31, 2017, the Company recorded $0.4 million (Q1-2016 - $5.5 million) of realized losses on derivative instruments.

The Company recorded a net current income tax expense of $4.8 million in the first quarter of 2017 compared to $4.3 million in the first quarter of 2016. In the first quarter of 2017, the current income tax expense consisted mainly of $2.7 million of corporate income tax in the Philippines and Nicaragua and $2.1 million of withholding taxes related to the Company’s international activities.

For the first quarter of 2017, the Company recorded a net loss of $4.6 million (negative $0.01 per share) compared to net income of $6.7 million ($0.01 per share) in the first quarter of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $19.4 million ($0.02 per share) in the first quarter of 2017 compared to $18.9 million ($0.02 per share) in the first quarter of 2016. Adjusted net income in the first quarter of 2017 primarily excluded share-based payments of $1.6 million, non-cash mark-to-market losses of $14.5 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized losses on derivative instruments of $5.3 million, write-down of mineral property interests and long-term investments totalling $2.3 million and a deferred income tax expense of $0.2 million.

Cash flow provided by operating activities was $39.6 million in the first quarter of 2017 compared to $171.6 million in the first quarter of 2016, a decrease of $132.0 million. This decrease was expected and is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016, which wasn’t repeated in 2017. Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. In 2017, the Company will deliver 51,633 ounces under its Prepaid Sales contracts. In conjunction with this it will recognize approximately $60 million in revenue for Prepaid Sales cash proceeds originally received in the first quarter of 2016. In addition, the first quarter of 2017 was negatively impacted by non-cash working capital changes of negative $17.0 million compared with negative $6.1 million in the first quarter of 2016. The main changes in non-cash working capital in the quarter related to a $7.5 million increase in inventory as a result of higher gold bullion inventory balances at all mine sites (due to the timing of gold shipments) and a $6.3 million decrease in taxes payable. In 2018, cashflows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.

As at March 31, 2017, the Company remained in a strong financial position with working capital of $62.1 million including unrestricted cash and cash equivalents of $103.2 million. In addition, the Company has $150 million of undrawn capacity on its revolving credit facility and Euro 46.7 million of undrawn capacity on its Fekola equipment loan facility. The Company believes that with its current financing arrangements, coupled with operating cash flows from its existing mine operations, it has adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	Three months ended
	March 31
	2017	2016

Gold revenue ($ in thousands)	47,677	45,179

Gold sold (ounces)	38,829	38,199

Average realized gold price ($/ ounce)	1,228	1,183

Tonnes of ore milled	832,805	822,602

Grade (grams/ tonne)	1.62	1.37

Recovery (%)	98.6	98.5

Gold production (ounces)	42,774	35,703

Cash operating costs(1) ($/ ounce gold)	413	381

Total cash costs(1) ($/ ounce gold)	447	419

All-in sustaining costs(1) ($/ounce gold)	771	835

Capital expenditures ($ in thousands)	12,552	18,708

Exploration ($ in thousands)	331	291

(1)

Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures.”

The Otjikoto Mine in Namibia had a very strong start to the year with first quarter of 2017 gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The increase over both budget and the prior year quarter was mainly due to better than expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and increased high grade ore tonnage from the bottom of the Otjikoto Phase 1 Pit, accompanied by smaller gains from improved plant performance. The average grade processed in the quarter was 1.62 g/t, compared to budget of 1.39 g/t and 1.37 g/t in the first quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide portion of the Wolfshag Phase 1 Pit versus the resource model. As a result, processed ore from Wolfshag was approximately 230,000 tonnes at a grade of 1.90 g/t versus a budget of 84,000 tonnes at a grade of 1.41 g/t. In addition, high grade ore from the bottom of the Otjikoto Phase 1 Pit (carried over from the fourth quarter of 2016 and into the first quarter of 2017, both from stockpiles and pit production) also exceeded expectations. Processed high grade ore from the Otjikoto Phase 1 Pit was approximately 380,000 tonnes at a grade of 1.90 g/t versus a budget of 355,000 tonnes at a grade of 1.70 g/t. Mining of the Otjikoto Phase 1 Pit was completed by mid-January 2017. Mill throughput for the quarter was 832,805 tonnes compared to a budget of 814,680 tonnes and 822,602 tonnes in the first quarter of 2016. Mill recoveries remained high and averaged 98.6%, exceeding the budget of 98.0% for the first quarter of 2017 and recoveries of and 98.5% in the first quarter of 2016.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $413 per gold ounce for the first quarter of 2017, which was $121 per ounce lower than budget but $32 per ounce higher than the prior year quarter. The significant reduction compared to budget was a result of higher than budgeted production as discussed above and lower than budgeted production costs. Production costs were less than budget due to lower fuel prices, lower overall power generation costs, lower labour costs and lower unit costs on major reagents consumed in the process plant. Mining and processing costs were positively impacted by diesel and gasoline prices which were 14% lower than budget and heavy fuel oil (“HFO”) prices which were 3% lower than budget. Cash operating costs in the prior year quarter were lower due to a significantly weaker Namibian dollar/US dollar foreign exchange rate, lower fuel costs and lower waste costs. All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2017 were $771 per ounce compared to a budget of $1,049 per ounce and $835 per ounce in the prior year quarter. All-in sustaining costs in the first quarter of 2017 compared to budget reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures in the quarter. Prestripping costs for the quarter were $1.8 million lower than budget due to lower mining costs and lower than expected strip ratios.

Capital expenditures in the first quarter of 2017 totalled $12.6 million and included $6.5 million for deferred stripping and $4.4 million for mobile equipment.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed, expected at the end of the third quarter of 2017. Studies are ongoing to determine the optimum interface between open pit and underground mining to maximize project economics.

For the full-year 2017, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold at cash operating costs of between $510 and $550 per ounce. Forecast gold production at Otjikoto is expected to be weighted towards the second half of the year as Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches. Otjikoto’s forecast 2017 all-in sustaining costs are expected to be between $855 and $885 per ounce, reflecting higher projected strip ratios at the new Otjikoto Phase 2 and Wolfshag Phase 1 pits. The average strip ratios at Otjikoto are expected to be lower in 2018 and 2019.

Masbate Mine – Philippines

	Three months ended
	March 31
	2017	2016

Gold revenue ($ in thousands)	59,979	53,101

Gold sold (ounces)	49,000	44,300

Average realized gold price ($/ ounce)	1,224	1,199

Tonnes of ore milled	1,704,001	1,785,891

Grade (grams/ tonne)	1.28	1.26

Recovery (%)	74.8	72.9

Gold production (ounces)	52,562	52,727

Cash operating costs(1) ($/ ounce gold)	524	456

Total cash costs(1) ($/ ounce gold)	582	511

All-in sustaining costs(1) ($/ounce gold)	808	638

Capital expenditures ($ in thousands)	14,954	8,514

Exploration ($ in thousands)	1,392	466

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures.”

The Masbate Mine in the Philippines continued its strong operational performance into the first quarter of 2017 producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior year quarter. Gold production improved against budget mainly due to higher than expected throughput and recoveries mainly driven by higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. As a result, oxide feed material accounted for 42% of the total milled tonnes in the quarter compared to budget of 20% (with the remaining amount consisting of transitional and sulfide material). The higher mill recoveries in the quarter also reflected the ongoing benefits from the recent CIL circuit upgrade, tracking slightly ahead of expectations. Mill throughput in the quarter was 1,704,001 tonnes compared to budget of 1,645,473 tonnes and 1,785,891 tonnes in the first quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (due to the higher-than-budgeted oxide blend) and a reduction in planned downtime. In February, a planned plant maintenance shutdown was completed more quickly than anticipated (in 8 days instead of the estimated 10 days). Mill throughput was lower compared with the prior year quarter as a result of the February maintenance shutdown. Mill recoveries in the first quarter of 2017 averaged 74.8% which was better than budget of 73.3% and 72.9% in the first quarter of 2016. The improved recoveries in the quarter reflect both the higher-than-budgeted oxide blend and the benefit of process improvements from the Masbate plant upgrade which came on line on June 29, 2016. The average grade processed was 1.28 g/t, comparable to budget and slightly higher compared to 1.26 g/t in the first quarter of 2016.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $524 per gold ounce in the first quarter of 2017 which was $110 per ounce lower than budget but $68 per ounce higher than in the prior year quarter. Lower than budgeted cash operating costs for the first quarter of 2017 were mainly a result of higher than budgeted production as discussed above as well as lower than budgeted production costs. Operating costs in the quarter benefitted from higher silver by-product credits, lower maintenance costs and stockpile adjustments as compared to budget. Cash operating costs in the prior year quarter were lower due to lower unit fuel costs and lower maintenance costs than those attributable to the February 2017 maintenance shut-down. All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2017 were $808 per ounce compared to a budget of $1,127 per ounce and $638 per ounce in the prior year quarter. All-in sustaining costs in the first quarter of 2017 were lower than budget as a result of lower production costs and lower sustaining capital expenditures due to the timing of mobile equipment purchases which are now expected to occur later in 2017.

Capital expenditures in the first quarter of 2017 totalled $15.0 million including mobile equipment costs of $6.6 million, deferred stripping costs of $2.7 million, powerplant upgrade costs of $2.4 million and processing plant upgrades of $0.9 million.

For full-year 2017, the Masbate Mine is forecast to produce between 175,000 to 185,000 ounces of gold at cash operating costs of between $690 to $730 per ounce and all-in sustaining costs of between $1,020 and $1,050 per ounce. Masbate’s forecast 2017 all-in sustaining costs includes planned mine fleet replacement and expansion costs. Since the new fleet will commence utilization in 2017, all of the related equipment purchase costs have been included in Masbate’s 2017 forecast all-in sustaining costs (even though the equipment will benefit Masbate operations in future years as well). Masbate’s mine equipment purchases are planned to significantly decrease in 2018.

As previously reported by the Company on September 27, 2016, October 18, 2016 and in its MD&A for the year ended December 31, 2016, the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in the Company’s previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit is not certain. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. The Company continues to work closely with the DENR to maintain compliance with regulations and continues to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

La Libertad Mine - Nicaragua

	Three months ended
	March 31
	2017	2016

Gold revenue ($ in thousands)	31,070	33,193

Gold sold (ounces)	25,280	27,700

Average realized gold price ($/ ounce)	1,229	1,198

Tonnes of ore milled	561,152	576,487

Grade (grams/ tonne)	1.67	1.66

Recovery (%)	94.5	94.7

Gold production (ounces)	28,539	29,198

Cash operating costs(1) ($/ ounce gold)	728	623

Total cash costs(1) ($/ ounce gold)	754	649

All-in sustaining costs(1) ($/ounce gold)	866	1,043

Capital expenditures ($ in thousands)	3,592	8,780

Exploration ($ in thousands)	1,281	726

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures.”

Gold production at La Libertad Mine in Nicaragua was 28,539 ounces in the first quarter of 2017, slightly above budget (by 550 ounces) and comparable with the prior year quarter. Mill throughput, recoveries and processed grade were all slightly above budget. The mill continued to operate well, processing 561,152 tonnes (Q1 2016 – 576,487 tonnes) in the quarter at an average grade of 1.67 g/t (Q1 2016 – 1.66 g/t) with gold recoveries averaging 94.5% (Q1 2016 - 94.7%) . The Jabali Central open pit continues to be the primary source of ore for La Libertad, as Mojon Underground continues to ramp up.

La Libertad Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $728 per gold ounce for the first quarter of 2017 which was $21 per ounce higher than budget and $105 per ounce higher than in the prior year quarter. This was the result of higher production costs. Mining costs were higher due to more ore coming from the Jabali Central pit which has a long haul. In the prior year quarter, the lower mining costs were attributable to the Los Angeles Pit which had shorter haul distances and a lower strip ratio. All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2017 were $866 per ounce compared to a budget of $952 per ounce and $1,043 per ounce in the prior year quarter. The lower than budgeted all-in sustaining costs resulted mainly from the timing of sustaining capital expenditures which are expected to occur later in 2017.

Total capital expenditures in the first quarter of 2017 were $3.6 million, consisting primarily of La Esperanza Tailings Dam expansion of $2.2 million and deferred development costs of $0.9 million.

Resettlement and permitting activities continue at the high grade Jabali Antenna Pit. However, the Company has recently changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). Given the delays in resettlement at Jabali Antenna (which have been out of the Company’s control), the Company is now focused on bringing the San Juan Pit into production earlier than planned and ahead of Jabali Antenna. An internal study was recently completed indicating that San Juan is a viable open pit operation. As a result, mine plans for San Juan have been reconfigured for open pit mining, allowing it to advance to production as early as the third quarter of 2017 (subject to the receipt of mine permits). Development and related permitting activities also continue for other areas. Road access to a small pit, El Salto, located west of Mojon, is currently under construction. Work continues on permitting for an additional small pit in the El Tope area which the Company anticipates will be available in the third quarter of 2017. Jabali Antenna underground development is also underway with the portal established and the ramp work now advancing. Permitting for the western area of this mine is now in process.

As described in the Company’s annual information form dated March 31, 2017, the Company’s current mine plan at La Libertad is approximately 1 year based on existing mineral reserves only. However, the Company expects that mining operations will continue for a longer period, the length of which will depend on the results of ongoing exploration and mining results. We conduct ongoing exploration and trial mining with a view to upgrade the existing mineral resources into mineral reserves. The Company’s current projections indicate that if such exploration and trial mining is successful, it may be possible to extend the mine operations at La Libertad by up to an additional two years beyond the existing mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated mineral resource as a result of continued exploration. Although the Company has been successful in the past, there is no certainty of converting mineral resources to mineral reserves and it may not be successful in the future.

For full-year 2017, La Libertad Mine is forecast to produce between 110,000 and 120,000 ounces of gold at cash operating costs of between $625 and $665 per ounce and all-in sustaining costs of between $785 and $815 per ounce.

El Limon Mine – Nicaragua

	Three months ended
	March 31
	2017	2016

Gold revenue ($ in thousands)	8,405	12,779

Gold sold (ounces)	6,828	10,700

Average realized gold price ($/ ounce)	1,231	1,194

Tonnes of ore milled	122,856	116,481

Grade (grams/ tonne)	2.41	2.92

Recovery (%)	92.9	93.6

Gold production (ounces)	8,861	10,216

Cash operating costs(1) ($/ ounce)	994	775

Total cash costs(1) ($/ ounce)	1,059	860

All-in sustaining costs(1) ($/ounce gold)	1,572	1,127

Capital expenditures ($ in thousands)	3,331	1,380

Exploration ($ in thousands)	823	508

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to “Non-IFRS Measures.”

El Limon Mine in Nicaragua continued to underperform in the first quarter of 2017 with gold production of 8,861 ounces, 2,246 ounces below budget and 1,355 ounces lower than the same quarter last year. The primary cause of the shortfall was lower processed grade which was 2.41 g/t versus a budget of 2.99 g/t and 2.92 g/t in the first quarter of 2016. El Limon’s production continued to be negatively affected by mine fleet availability limitations and water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface stockpiles and purchased (small miner) high grade ore. To improve overall mine performance, additional mining equipment has been purchased and delivered, and the mine development contractor has accelerated operations. For Santa Pancha 1 Mine, the deep well is being reamed and relined, and is expected to be operational in May 2017. The auxiliary dewatering system has been improved but the deep well is essential in order to develop the higher grade stopes. Tonnage milled for the quarter was 122,856 tonnes compared to budget of 123,701 tonnes and 116,481 tonnes in the first quarter of 2016. Mill recoveries averaged 92.9% compared to budget of 93.5% and 93.6% in the first quarter of 2016.

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $994 per gold ounce for the first quarter of 2017 which was $112 per ounce higher than budget and $219 per ounce higher than in the prior year quarter. Cash operating costs per ounce were higher than both budget and the prior year quarter due to limited access to higher grade ore in the Santa Pancha Underground as outlined above. All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2017 were $1,572 per ounce compared to a budget of $1,459 per ounce and $1,127 per ounce in the prior year quarter.

Capital expenditures in the first quarter of 2017 totalled $3.3 million which consisted mainly of underground development costs for Santa Pancha of $1.9 million and mobile equipment costs of $0.7 million.

Surface development for the Mercedes Pit is advancing, and the Environmental Impact Assessment (“EIA”) is ready for submission. The EIA for Veta Nueva, the next underground mine, is also ready for submission. An underground contractor has been selected and surface preparations started. The Company has a $5 million exploration budget for El Limon in 2017 and to date, exploration activities have shown encouraging results at and around the El Limon site.

For the full-year 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold at cash operating costs of between $655 and $695 per ounce and all-in sustaining costs between $1,065 and $1,095 per ounce. As a result of the operational improvements being implemented (as discussed above), the Company believes that El Limon Mine remains on track to meet its full-year 2017 production guidance range.

Fekola Project - Mali

The Fekola Project mine construction remains approximately 3 months ahead of schedule and is on target for an October 1, 2017 production start with production guidance for 2017 of 45,000 to 55,000 ounces at an expected cash operating cost of $580 to $620 per ounce. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and all-in sustaining cost per ounce. On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. Gold production under the Fekola Feasibility Study was expected to average 276,000 ounces over the life of the Fekola Project with an average of 350,000 ounces over the first seven years. The open pit phase designs and production plans were subsequently updated to correspond to the updated Mineral Resource model and Mineral Reserve, in addition to the mill capacity increase to 5 Mtpa. Based on the updated production plans, the Fekola Project is now projected to produce an average of 375,000 to 400,000 ounces of gold per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date. Mining rates will not materially change to supply the 5 Mtpa plant, as the additional material will be diverted from planned stockpiles. Under the 5 Mtpa updated production plan, the initial mine life for the Fekola Project is expected to be approximately ten years. B2Gold is currently updating the financial analysis for the Fekola Project to include the updated Mineral Reserves, updated mining production schedule, 5 Mtpa process throughput, current costs, and reconciliation to actual construction and prestripping progress. The updated cost model is expected to be complete by the end of third quarter of 2017.

In the first quarter of 2017, B2Gold continued to advance the Fekola Project in Mali towards completion. At the end of the first quarter, the project was approximately 75% complete with civil earthworks construction and process plant construction approximately 91% and 54% complete, respectively.

Development of the open pit continued to progress ahead of schedule, with a total of 2.6 million tonnes of waste and 200,000 tonnes of ore mined during the quarter. The first phase of the mining fleet, including six CAT 777E haul trucks and two CAT 6020B excavators, is in operation. Through the first quarter average daily mining rates have increased from 25,000 tonnes to 42,000 tonnes. The second grade control drilling campaign commenced in the third week of March 2017.

Installation of the ball and SAG mills at the process plant commenced in February 2017, following arrival and preparation of the components in January 2017. Concrete progress and structural steel erection at the mill is approximately 99% and 94% complete, respectively. Concrete work and platework at the primary crusher and stockpile feed conveyor has been completed while approximately 80% of the structural steel at the primary crusher has been erected. Installation of pipe supports, pipework, mechanical equipment and electrical cables continued site wide. Instrumentation installation at the leach and CIP tanks, leach thickener and tailings thickener also commenced during the quarter.

Construction and lining of the site ponds with high density polyethylene (“HDPE”) geomembrane has been completed. Underground utility installation including fresh water, sewage lines, and fire water continued throughout the plant site.

Erection of the various buildings around site also commenced, with a completion rate of approximately 35% at the end of the quarter.

Earthworks construction of the phase 1 tailings storage facility (“TSF”) embankment has been completed and HDPE lining of the facility is 100% complete. The network of under-drains in the basin of the TSF, which aids in consolidation of the tailings and extending the life of the facility, has also been completed. The first of the three decant structures, designed to return water back to the process plant, has been finished along with the decant access road above the HDPE liner. The TSF and the site water management structures are approximately 98% and 93% complete, respectively. Construction of the run of mine (ROM) pad continued through the quarter with over 1,700,000 m3 of material placed to date and 750,000 m3 of material placed in the quarter.

The manpower on site saw an increase through the first quarter with an average of 1,050 employees and contractors.

Capital expenditures in the first quarter of 2017 totalled $67.8 million versus a construction budget of $65.3 million. Expenditures on the Fekola Project to date are $438.9 million including $41 million of preconstruction expenditures compared with a budget to date of $441.7 million. The project remains ahead of schedule and on budget.

Total cumulative forecast for Fekola Project construction costs (from inception to completion) include preconstruction sunk costs of approximately $41 million, feasibility study construction costs of $462 million and $38 million additional construction costs approved in 2016 comprised of $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou.

For 2017, the construction budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In 2017, the Company expects to complete construction and commission of the Fekola Project and begin the transition from construction to steady-state operations by the end of 2017. Primary remaining project areas include the powerhouse, processing mechanical and electrical installation and prestripping in stage two of the Fekola open pit.

In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Project. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. The Company is currently in the process of negotiating certain matters with the State of Mali including: (i) the Fekola Shareholder Agreement, (ii) finalizing the valuation and terms under which the State of Mali may acquire its additional 10% ownership interest in Fekola SA, and (iii) certain other matters to address and clarify certain issues under the 2012 Mining Code and the Fekola Convention. The Fekola Convention, as it may be amended, is expected to govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project.

Gramalote - Colombia

In 2016, the Company commenced a process to consider offers for the sale of its 49% interest in the Gramalote Joint Venture development project in Colombia. In the first quarter of 2017, the Company, in conjunction with its joint venture partner AngloGold Ashanti, re-evaluated its strategic objectives for Gramalote and decided to advance the project to the completion of a prefeasibility study, which is expected in late 2017. The Company’s share of 2017 budgeted expenditures is approximately $13 million. Upon completion of the prefeasibility study and evaluation of the updated project economics, the Company will review its options for the Gramalote Project going forward.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2017 the Company had cash and cash equivalents of $103.2 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. Working capital at March 31, 2017 was $62.1 million compared to working capital of $101.0 million at December 31, 2016.

Cash flow provided by operating activities was $39.6 million in the first quarter of 2017 compared to $171.6 million in the first quarter of 2016, a decrease of $132.0 million. This decrease was expected and is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016, which wasn’t repeated in 2017. In addition, the first quarter of 2017 was negatively impacted by non-cash working capital changes of negative $17.0 million compared with negative $6.1 million in the first quarter of 2016. The main changes in non-cash working capital in the quarter related to a $7.5 million increase in inventory as a result of higher gold bullion inventory balances at all mine sites (due to the timing of gold shipments) and a $6.3 million decrease in taxes payable. In 2018, cashflows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.

On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks including HSBC Bank USA, National Association, which acts as administrative agent and a lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner and The Bank of Nova Scotia, Société Générale and ING Bank N.V. (the “RCF Syndicate”) for a revolving credit facility for an aggregate amount of up to $350 million. The revolving credit facility also allowed for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased up to $450 million any time prior to the maturity date. On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s RCF Syndicate. Upon completion of the loan documentation, the aggregate amount of the revolving credit facility will be increased from $350 million to $425 million.

The term for the revolving credit facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to August 1, 2019 or later. The new revolving credit facility bears interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the quarter ended March 31, 2017, the Company delivered 12,908 ounces into Prepaid Sales contracts valued at $15.0 million and entered into new Prepaid Sales contracts for 12,780 ounces valued at $15.0 million. As the Company physically delivers ounces into the contracts, a portion of the Prepaid Sales totalling $15 million relating to the delivered ounces was recognised as gold revenue in the statement of operations. Proceeds for the Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.

As at March 31, 2017, the Company had outstanding Prepaid Sales contracts valued at $120 million for the delivery of 103,138 ounces with 38,725 ounces being deliverable during 2017, 51,633 ounces during 2018 and 12,780 ounces during 2019.

Subsequent to March 31, 2017, the Company entered into further Prepaid Sales contracts totalling $7.5 million for delivery of 6,263 ounces of gold for delivery between January 31, 2019 and May 20, 2019.

During the three months ended March 31, 2017, the Company made an initial drawdown of Euro 24.7 million ($26.1 million equivalent) under the Fekola equipment loan facility. As at March 31, 2017, Euro 46.7 million was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2017, the balance in the DSRA was Euro 3.2 million.

For the three months ended March 31, 2017, resource property expenditures totalled $115.9 million with the most significant component being the Fekola Project with expenditures of $67.8 million, the Otjikoto Mine with capital expenditures of $12.6 million, the Masbate Mine with capital expenditures of $15.0 million, La Libertad Mine with capital expenditures of $3.6 million and El Limon Mine with capital expenditures of $3.3 million.

As at March 31, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

  For payments of $18.3 million for Fekola Project equipment and development costs, all of which is expected to be incurred in 2017.
  For payments of $19.9 million for mobile equipment at the Masbate Mine, $15.4 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018.
  For payments of $8.4 million for mobile equipment at the Otjikoto Mine, all of which is expected to be incurred in 2017.
  For payments of $1.5 million for a tailings storage facility lift at the Libertad Mine, all of which is expected to be incurred in 2017.

For 2017, the Company has budgeted total capital expenditures of $49.8 million at the Otjikoto Mine, $57.5 million at the Masbate Mine, $26.6 million at La Libertad Mine and $13.0 million at El Limon Mine. The 2017 construction and development budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases. For 2017, the Company’s total 2017 exploration budget was originally approximately $46.0 million. In the first quarter of 2017, an additional exploration budget of $7 million was approved for West African exploration that will continue to focus on mineralization trends defined along the Fekola trend in Mali and in Burkina Faso. In addition several structures underlying known saprolite mineralization in the Fekola district show promising bedrock hits that warrant aggressive follow up to test for Fekola-like mineralization.

The Company believes that with its current financing arrangements, coupled with operating cash flows from its existing mine operations, it has adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

Gold commitments

At March 31, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2017	2018	Total

Gold forward contracts:
Ounces	6,750	7,500	14,250
Average price per ounce (rand)	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

As at March 31, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto mine were outstanding (by maturity dates):

	2017	2018	Total

Gold forward contracts:
Ounces	26,937	35,916	62,853
Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at March 31, 2017 was $(12.5) million.

Gold zero-cost collar contracts

The following is a summary, by maturity dates, of the Company’s zero-cost gold collar contracts outstanding as at March 31, 2017:

	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	7,650	1,400	9,050
Average floor price	$1,000	$1,000	$1,000

Ceiling amount (ounces)	13,725	2,100	15,825
Average ceiling price	$1,721	$1,700	$1,718

The unrealized fair value of these contracts at March 31, 2017 was nil.

Forward contracts – fuel oil, gas oil, diesel

During the three months ended March 31, 2017, the Company entered into additional series of forward contracts for the purchase of 11,692,000 litres of fuel oil, 6,917,000 litres of gas oil and 307,000 litres of diesel with settlements scheduled between February 2018 and April 2019. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2017:

	2017	2018	2019	Total

Forward – fuel oil:
Litres (thousands)	19,511	29,815	7,553	56,879
Average strike price	$0.29	$0.30	$0.31	$0.30

Forward – gas oil:
Litres (thousands)	11,049	12,910	4,243	28,202
Average strike price	$0.40	$0.41	$0.43	$0.41

Forward – diesel:
Litres (thousand)	6,117	3,910	674	10,701
Average strike price	$0.40	$0.41	$0.45	$0.41

The unrealized fair value of these contracts at March 31, 2017 was $(0.1) million.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04% . These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at March 31, 2017 was $1.2 million.

Operating activities

Cash flow provided by operating activities was $39.6 million in the first quarter of 2017 compared to $171.6 million in the first quarter of 2016, a decrease of $132.0 million. This decrease was expected and is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016, which wasn’t repeated in 2017. In addition, the first quarter of 2017 was negatively impacted by non-cash working capital changes of negative $17.0 million compared with negative $6.1 million in the first quarter of 2016. The main changes in non-cash working capital in the quarter related to a $7.5 million increase in inventory as a result of higher gold bullion inventory balances at all mine sites (due to the timing of gold shipments) and a $6.3 million decrease in taxes payable. In 2018, cashflows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.

Financing activities

The Company’s cash from financing activities for the three months ended March 31, 2017 was a net inflow of $34.7 million. During the period, the Company made drawdowns of Euro 24.7 million ($26.1 million equivalent) on its Fekola equipment loan facility and received proceeds from the exercise of stock options of $18.0 million. In connection with the Fekola equipment loan facility, the Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. During the first quarter of 2017, Euro 3.2 million was deposited in the DSRA account.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s prospectus supplement filed under its base shelf prospectus and registration statement. The ATM Agreement runs until the earlier of: (i) common shares with aggregate gross proceeds of $100 million being issued, (ii) February 11, 2018, or (iii) termination by one of parties in accordance with the ATM Agreement. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. No common shares were issued under the ATM Agreement during the first quarter of 2017. The Company is using the proceeds from the offering to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

During the three months ended March 31, 2017, the Company paid interest and commitment fees of $2.5 million.

Investing activities

During the three months ended March 31, 2017, capital expenditures on sustaining capital, prestripping and development at the Otjikoto Mine (see “Otjikoto Mine” section) totalled $12.6 million (Q1 2016 - $18.7 million), the Masbate Mine (see “Masbate Mine” section) totalled $15.0 million (Q1 2016 - $8.5 million), the Libertad Mine (see “La Libertad Mine” section) totalled $3.6 million (Q1 2016 – $8.8 million), and the Limon Mine (see “El Limon Mine” section) totalled $3.3 million (Q1 - 2016 - $1.4 million). Capital expenditures at the Fekola Project for the first quarter of 2017 were $67.8 million (Q1-2016 - $46.4 million).

Expenditures on the Fekola Project to date are $438.9 million including $41 million of preconstruction expenditures compared with a budget to date of $441.7 million. The project remains on schedule and on budget.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Masbate Mine, exploration	(1,392)	(466)
La Libertad Mine, exploration	(1,281)	(726)
El Limon Mine, exploration	(823)	(508)
Otjikoto Mine, exploration	(331)	(291)
Fekola Project, exploration	(1,447)	(924)
Kiaka Project, exploration	(1,025)	(466)
Fekola Regional, exploration	(1,843)	(501)
Toega Project, exploration	(1,127)	(150)
Other	(1,744)	(1,001)

	(11,013)	(5,033)

For 2017, the Company’s total exploration budget was originally approximately $46.0 million. In the first quarter of 2017, an additional exploration budget of $7 million was approved for West Africa targets. Approximately $22 million of the revised $53 million 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa and Nicaragua will be a primary focus of 2017 exploration expenditures.

In 2017, approximately $27 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $15.4 million focusing on multiple targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 46,400 metres of diamond drilling, 65,900 metres of RC drilling, 32,900 metres of air-core drilling and 25,000 metres of auger drilling.

Fekola Regional

A conceptual engineering study is underway for Anaconda. Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of four million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. The budgeted cost for the conceptual engineering study for Anaconda is approximately $2.2 million for 2017.

Toega Project

On February 13, 2017, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. The drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega. Drilling is ongoing. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega in the third quarter of 2017. Drill results at Toega are up to 3.09 g/t gold over 84 metres (approximate true width) in NKDD014 and 1.61 g/t over 131 metres in NKDD017. The zone remains open and drilling is ongoing.

Based on the positive results to date, B2Gold is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout the year. The 2017 development budget for Toega is $0.8 million.

Otjikoto Mine

The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.

Masbate Mine

The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested.

La Libertad Mine

La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets.

El Limon Mine

El Limon’s exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life. The program will focus on the Las Mercedes and Pozo Bono/Limon Central area. Drill holes from late 2016 contained up to 9.93 g/t gold over 15.5 metres (true width) in hole LIM16-4035 of Limon Central and 8.92 g/t gold over 14.9 metres (true width) in hole LIM16-4026 on Pozo Bono.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2016. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates; and
  Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At March 31, 2017, the Company had a provision totalling $4.0 million outstanding (December 31, 2016 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its spot gold sales recorded in its consolidated financial statements and expects that there will be no impact to the timing or amounts of revenue recognized in its statement of operations. The Company is still analyzing the impact, if any, this standard will have on its Prepaid Sales contracts.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company’s financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company’s credit risk will now be recorded through other comprehensive income.

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2017, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be additional key indicators of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	67,047	61,644
Inventory sales adjustment	7,757	2,139

Cash operating costs	74,804	63,783
Royalties and production taxes per consolidated financial statements	5,762	5,856

Total cash costs	80,566	69,639

Gold production (in ounces)	132,736	127,844

Cash operating costs per gold ounce ($/ounce)	564	499

Total cash costs per gold ounce ($/ounce)	607	545

Otjikoto Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	15,241	14,376
Inventory sales adjustment	2,427	(764)

Cash operating costs	17,668	13,612
Royalties and production taxes	1,436	1,337

Total cash costs	19,104	14,949

Gold production (in ounces)	42,774	35,703

Cash operating costs per gold ounce ($/ounce)	413	381

Total cash costs per gold ounce ($/ounce)	447	419

Masbate Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	24,979	21,245
Inventory sales adjustment	2,563	2,816

Cash operating costs	27,542	24,061
Royalties and production taxes	3,031	2,902

Total cash costs	30,573	26,963

Gold production (in ounces)	52,562	52,727

Cash operating costs per gold ounce ($/ounce)	524	456

Total cash costs per gold ounce ($/ounce)	582	511

La Libertad Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	19,879	17,139
Inventory sales adjustment	911	1,056

Cash operating costs	20,790	18,195
Royalties and production taxes	715	745

Total cash costs	21,505	18,940

Gold production (in ounces)	28,539	29,198

Cash operating costs per gold ounce ($/ounce)	728	623

Total cash costs per gold ounce ($/ounce)	754	649

El Limon Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	6,948	8,884
Inventory sales adjustment	1,856	(969)

Cash operating costs	8,804	7,915
Royalties and production taxes	580	872

Total cash costs	9,384	8,787

Gold production (in ounces)	8,861	10,216

Cash operating costs per gold ounce ($/ounce)	994	775

Total cash costs per gold ounce ($/ounce)	1,059	860

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure.

The tables below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	67,047	61,644
Inventory sales adjustment	7,757	2,139

Cash operating costs	74,804	63,783
Royalties and production taxes per consolidated financial statements	5,762	5,856
Corporate administration per consolidated financial statements	7,381	7,488
Share-based payments – RSUs(1)	392	2,049
Community relations per consolidated financial statements	1,580	887
Reclamation liability accretion (2)	374	319
Realized (gains) losses on fuel derivative contracts	(595)	1,968
Sustaining capital expenditures(3)	25,995	27,449
Sustaining mine exploration(3)	2,249	1,991

Total all-in sustaining costs	117,942	111,790

Gold production (in ounces)	132,736	127,844

All-in sustaining costs per ounce of gold production ($/ounce)	889	874

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Fekola.
(3) Refer to Sustaining Capital Expenditures and Sustaining Mine Exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Consolidated operating mine capital expenditures	34,429	37,382
Otjikoto Mine non-sustaining capital expenditures	(449)	(5,403)
Masbate Mine non-sustaining capital expenditures	(5,011)	(4,418)
La Libertad Mine non-sustaining capital expenditures	(2,896)	(112)
El Limon Mine non-sustaining capital expenditures	(78)	-

Consolidated Sustaining Capital Expenditures	25,995	27,449

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Consolidated mine exploration	3,827	1,991
Otjikoto Mine non-sustaining mine exploration	(331)	-
Masbate Mine non-sustaining mine exploration	(148)	-
La Libertad Mine non-sustaining mine exploration	(665)	-
El Limon Mine non-sustaining mine exploration	(434)	-

Consolidated Sustaining Mine Exploration	2,249	1,991

Otjikoto Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	15,241	14,376
Inventory sales adjustment	2,427	(764)

Cash operating costs	17,668	13,612
Royalties and production taxes	1,436	1,337
Corporate administration	1,543	867
Share-based payments – RSUs(1)	24	56
Community relations	297	37
Reclamation liability accretion	90	66
Realized (gains) losses on fuel derivative contracts	(192)	246
Sustaining capital expenditures(2)	12,103	13,305
Sustaining exploration(2)	-	291

Total all-in sustaining costs	32,969	29,817

Gold production (in ounces)	42,774	35,703

All-in sustaining costs per ounce of gold production ($/ounce)	771	835

(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	12,552	18,708
Wolfshag underground feasibility study	(438)	-
Solar plant	(11)	-
Prestripping	-	(5,403)

Sustaining Capital Expenditures	12,103	13,305

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine exploration	331	291
Otjikoto Mine regional exploration	(331)	-

Sustaining Mine Exploration	-	291

Masbate Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	24,979	21,245
Inventory sales adjustment	2,563	2,816

Cash operating costs	27,542	24,061
Royalties and production taxes	3,031	2,902
Corporate administration	886	685
Reclamation liability accretion	126	131
Realized (gains) losses on fuel derivative contracts	(277)	1,280
Sustaining capital expenditures(1)	9,943	4,096
Sustaining exploration(1)	1,244	466

Total all-in sustaining costs	42,495	33,621

Gold production (in ounces)	52,562	52,727

All-in sustaining costs per ounce of gold production ($/ounce)	808	638

(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	14,954	8,514
Power plant upgrade	(2,392)	-
Prestripping	(1,270)	-
Plant upgrades	(861)	(4,418)
Land acquisitions	(488)	-

Sustaining Capital Expenditures	9,943	4,096

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s )	(000’s )

Operating mine exploration	1,392	466
Masbate Mine regional exploration	(148)	-

Sustaining Mine Exploration	1,244	466

La Libertad Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	19,879	17,139
Inventory sales adjustment	911	1,056

Cash operating costs	20,790	18,195
Royalties and production taxes	715	745
Corporate administration	941	1,019
Community relations	1,002	606
Reclamation liability accretion	87	54
Realized (gains) losses on fuel derivative contracts	(126)	442
Sustaining capital expenditures(1)	696	8,668
Sustaining exploration(1)	616	726

Total all-in sustaining costs	24,721	30,455

Gold production (in ounces)	28,539	29,198

All-in sustaining costs per ounce of gold production ($/ounce)	866	1,043

(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	3,592	8,780
Tailings dam	(2,162)	-
Jabali underground development	(516)	(112)
San Juan underground development	(17)	-
Jabali Antenna resettlement and development	(197)	-
Land acquisitions	(4)	-

Sustaining Capital Expenditures	696	8,668

The table below shows a reconciliation of Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine exploration	1,281	726
Libertad Mine regional exploration	(665)	-

Sustaining Mine Exploration	616	726

El Limon Mine

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Production costs	6,948	8,884
Inventory sales adjustment	1,856	(969)

Cash operating costs	8,804	7,915
Royalties and production taxes	580	872
Corporate administration	552	524
Community relations	281	243
Reclamation liability accretion	71	68
Sustaining capital expenditures(1)	3,253	1,380
Sustaining exploration(1)	389	508

Total all-in sustaining costs	13,930	11,510

Gold production (in ounces)	8,861	10,216

All-in sustaining costs per ounce of gold production ($/ounce)	1,572	1,127

(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	3,331	1,380
Veta Nueva underground development	(78)	-

Sustaining Capital Expenditures	3,253	1,380

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Operating mine exploration	823	508
Limon Mine regional exploration	(434)	-

Sustaining Mine Exploration	389	508

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share – basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31
	2017	2016
	$	$
	(000’s)	(000’s)

Consolidated net (loss) income for the period	(4,557)	6,651
Adjustments for non-recurring and significant recurring non-cash items:
Unrealized loss on fair value of convertible notes	14,456	5,959
Share-based payments	1,601	5,385
Write-down of mineral property interests	1,439	-
Write-down of long-term investments	883	-
Unrealized losses on derivative instruments	5,337	9,450
Deferred income tax expense (recovery)	198	(8,573)

Adjusted net income	19,357	18,872

Basic weighted average number of common shares outstanding (in thousands)	970,440	927,139

Adjusted earnings per share – basic ($/share)	0.02	0.02

SUMMARY OF UNAUDITED CONSOLIDATED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2017	2016	2016	2016	2016	2015	2015	2015

Gold revenue ($ in thousands)	146,256	181,189	193,049	164,803	144,252	139,008	139,250	136,506

Net (loss) income for the period ($ in thousands)	(4,557)	8,077	35,678	(11,806)	6,651	(115,085)	(13,585)	(22,784)

Earnings (loss) per share (1) – basic ($)	(0.01)	0.01	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)

Earnings (loss) per share (1) – diluted ($)	(0.01)	0.00	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)

Cash flows provided by operating activities ($ in thousands)	39,599	82,338	90,316	67,604	171,553	48,513	33,911	34,315

Gold sold (ounces)	119,937	151,524	145,029	130,829	120,899	127,482	124,481	114,423

Average realized gold price ($/ounce)	1,219	1,196	1,331	1,260	1,193	1,090	1,119	1,193

Gold produced (ounces)	132,736	140,651	146,686	135,242	127,844	131,469	124,371	121,566

Cash operating costs (2) ($/ounce gold)	564	546	491	494	499	527	584	677

Total cash costs (2) ($/ounce gold)	607	591	544	535	545	580	627	725

All-in sustaining costs (2) ($/ounce gold)	889	877	702	731	874	807	875	1,056

Adjusted net income (2) ($ in thousands)	19,357	2,506	48,617	28,977	18,872	1,640	2,187	(1,391)

Adjusted earnings per share (2) – basic ($)	0.02	0.00	0.05	0.03	0.02	0.00	0.00	(0.00)

(1)	Attributable to the shareholders of the Company.
(2)

Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in 2016 increased significantly from 2015 levels in all quarters of 2016 due to the strong operating performance of the mines combined with the increase in the average realized gold price. Net income in the 2016 quarters also reflect the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37.4 million loss on change in the fair value of the convertible notes. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad mines and investment in Gramalote joint venture.

Quarterly cash flows provided by operating activities for the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions. Higher cash flows provided by operating activities in 2016 compared to 2015 reflect higher revenues and strong operational mine results in 2016.

OUTLOOK

The core activities of the Company remain its current mining operations and the construction of its Fekola Mine. Based on Fekola’s current mine construction progress, the Fekola construction is approximately three months ahead of schedule and is planning for an October 1, 2017 production start. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

For 2017, B2Gold is projecting another growth year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces.

For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

The Company expects that its current funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions including the current gold price and life-of-mine plans, construction of the Fekola Project is fully funded through to completion (forecast to be October 1, 2017).

In addition to its development of Fekola and strong operating performance of its existing mines, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totalling $53 million, which includes a $7 million increase approved in the first quarter of 2017. The most significant areas of exploration focus for the Company are in West Africa where the Company expects to complete initial resource estimates for its new Anaconda and Toega prospects in 2017. In addition to exploration on existing projects, the Company believes it is well positioned to evaluate and consider external acquisition prospects. The Company’s strategy in this regard remains its focus on continuing to use its positive per share value relative to its peers and targets in order to acquire accretive projects.

In 2018, the Company’s flagship Fekola Mine is expected to be the most significant contributor to an approximate 65% increase (from 2016) in the Company’s annual projected gold production, as well as a significant reduction in the Company’s consolidated cash operating costs and all-in sustaining costs per ounce. To date B2Gold’s dramatic production growth profile has been achieved through a series of accretive acquisitions, on time and on budget project developments and exploration success. The Company’s objective is to continue its successful growth strategy, irrespective of the gold cycle.

OUTSTANDING SHARE DATA

At May 2, 2017, 976,132,274 common shares were outstanding. In addition, there were approximately 39.4 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.87 per share and 2.8 million RSUs.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, revenue, costs, capital expenditures, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth and acquisitions; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; negotiations with the State of Mali and the potential outcomes thereof, including finalizing the Shareholder’s Agreement with the State of Mali and the ownership of Fekola SA; the State of Mali’s potential acquisition of an additional 10% interest in Fekola SA and certain other matters under the 2012 Mining Code and the Fekola Convention; the development and production from the Fekola Project commencing October 1, 2017 and the expected transition from construction to steady-state operations in 2017; the Fekola Project being approximately three months ahead of schedule, on budget and fully funded; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs and being the most significant contributor to an expected increase in production in 2018; the Fekola mill expansion being completed in late 2017, with potential throughput of up to five million tonnes per year in the initial years of production, and the potential to increase estimated production at Fekola; the expected mine life of the Fekola Project; the expected completion of the updated financial analysis for the Fekola Project by the end of Q3 2017; the forecasted increase in cash flows from operations in 2018; the timing and cost to complete the relocation of Fadougou according to the resettlement action plan; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone and life-of-mine production plans for the Otjikoto Mine; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility study for the Fekola Project; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; the plant upgrade at Masbate improving gold recoveries and sustaining throughput; expected replacement and expansion of the Masbate Mine fleet and the expected decrease in equipment purchases at Masbate in 2018; the completion of permitting and resettlement activities in respect of underground development at the Jabali Antenna Pit; production from the San Juan Pit as early as the third quarter of 2017; San Juan Pit going into production ahead of the Jabali Antena Pit; the anticipated availability of a permit for the El Tope area in the third quarter of 2017; higher strip ratios at the Masbate and Otjikoto mines; timing differences on the incursion of prestripping costs at the Otjikoto Mine and mobile equipment purchases at the Masbate Mine; the expected mine life for La Libertad Mine; the deep well at the Santa Pancha 1 Mine at El Limon Mine being operational in May 2017; the timing to complete the prefeasibility study on Gramalote; planned exploration and exploration budgets, including the planned exploration in Mali, Burkina Faso and Ghana and the results thereof; the expected timing and results of in-house evaluations of Toega; the expected timing to complete initial resource estimates for Anaconda and Toega; the potential to develop and produce from currently non-producing properties; the delivery of ounces under the Prepaid Sales transactions; the increase in the amount of the revolving credit facility upon completion of loan documentation; the adequacy of capital for continued operations, including access to funding under the debt and equity funding facilities described herein; the effect IFRS 9, Financial Instruments, may have on accounting standards for the convertible senior subordinated notes and estimates regarding the outcome of tax audits. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to the Company’s Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this MD&A.